Exhibit 21.1

Principal Subsidiaries and Affiliated Entities of The Registrant

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
GameNow.net (Hong Kong) Limited	Hong Kong
China The9 Interactive Limited	Hong Kong
New Star International Development Limited	Hong Kong
Red 5 Studios, Inc.	Delaware, USA
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd	China

Consolidated affiliated entities and their subsidiaries

Name of Consolidated Affiliated Entities and Their Subsidiaries	Jurisdiction of Incorporation
Shanghai The9 Information Technology Co., Ltd.	China
The9 Computer Technology Consulting (Shanghai) Co., Ltd	China